UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CymaBay Therapeutics, Inc.

(Name of Subject Company)

CymaBay Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23257D103

(CUSIP Number of Class of Securities)

Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7601 Dumbarton Circle

Fremont, California 94555

(510) 293-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Hall

Matthew L. Ploszek

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on February 23, 2024, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), other than any Excluded Shares, by the Company (including those held in the Company’s treasury), Parent, Purchaser or any other wholly owned subsidiary of Parent, at a purchase price of $32.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 23, 2024, as amended or supplemented from time to time, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the second paragraph under the heading “—Executive Officer Offer Letters” the following sentence:

“On March 18, 2024, the Company and each of its executive officers entered into a permitted amendment to such executive officer’s offer letter, in the form substantially set forth on Exhibit 99(e)(18) hereto, deleting certain net payment language in such offer letter related to severance benefit payments and replacing provisions with respect to the treatment of excise taxes imposed on certain compensation and benefits to provide for eligibility of such tax make-whole payment. The foregoing summary of such offer letter amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the form of offer letter amendment, which is filed as Exhibit 99(e)(18) hereto and is incorporated herein by reference.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Legal Proceedings” in its entirety with the following paragraph:

“The Company also received demand letters on each of February 26, 2024 and March 12, 2024 from purported holders of Shares that request access to certain books and records of the Company to investigate purported breaches of fiduciary duty, director independence and disinterestedness, corporate wrongdoing and/or inadequate disclosures in connection with the Transactions and related to the transaction documents. The Company responded to each demand letter by denying that such purported holder had established a proper purpose for an inspection, objecting to such purported holder’s scope of requests and denying the allegations contained therein.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CymaBay Therapeutics, Inc.

By:	/s/ Paul Quinlan
Name: Paul Quinlan Title: General Counsel

Dated: March 20, 2024

2